Exhibit 99.1

NEWS RELEASE

Toronto, February 19, 2025

Triple Flag Declares Q1 2025 Dividend

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce that its Board of Directors has approved the declaration of a cash dividend of US$0.055 per common share to be paid on March 14, 2025, to the shareholders of record at the close of business on March 3, 2025.

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 236 assets, including 17 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 206 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

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